

Mail Stop 3030

September 17, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. James J. Burke
Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Blvd.
Long Island City, N.Y. 11101

> **Re: Standard Motor Products, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **File No. 001-04743**

Dear Mr. Burke:

        We have reviewed your response letter dated September 4, 2009 and we have the following additional comment. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Standard Motor Products, Inc.
Mr. James J. Burke
September 17, 2009
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 91

1.   We note your response to prior comment 7. Please confirm that you will disclose all performance targets that must be achieved in order for your executive officers to earn their incentive compensation.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-6262, or Dan Morris, Special Counsel, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

                                Sincerely,

                                Lynn Dicker
                                Reviewing Accountant